ROBIN S. YONIS

Vice President

General Counsel

Office: (949) 219-6767

Fax: (949)719-0804

E-mail Robin.Yonis@PacificLife.com

September 30, 2016

VIA EDGAR

Ms. Debbie Skeens

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pacific Select Fund
File Nos. 033-13954 and 811-05141
Preliminary Proxy Statement on Schedule 14A for the Absolute Return Portfolio

Dear Ms. Skeens:

This letter is being provided on behalf of Pacific Select Fund (the “Trust” or “Registrant”) in response to oral comments received from the U.S. Securities and Exchange Commission (“SEC”) staff on September 26, 2016, concerning the preliminary proxy statement which was filed with the SEC on September 21, 2016 pursuant to Schedule 14A under the Securities Exchange Act of 1934, as amended (SEC Accession No. 0001193125-16-715979). Set forth in the numbered paragraphs below are the staff’s comments followed by the Registrant’s responses.

1.	Comment: Please include standard Tandy representations in your response letter.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	Comment: If any information was missing in the preliminary filing, please be sure to include such information in your definitive filing.

Response: The Registrant confirms that any missing information will be included in the definitive filing.

3.	Comment: Please explain the legal basis for Pacific Life’s selection of a money market fund as the default investment option.

Response: The Registrant notes that the staff of the Division of Investment Management (“Division staff”) has allowed insurance-dedicated funds to opt to liquidate and seek shareholder approval of the liquidation without treating the liquidation as a substitution. (See ING Investors Trust, Schedule 14A (September 1, 2009); Gartmore Variable Insurance Trust, Schedule 14A (March 25, 2004); Puretz, Jeffrey, Underlying Mutual Funds, in Practising Law Institute, Course Handbook: Securities Products of Insurance Companies, at 251-252 (January 2016) (hereinafter Underlying Funds Outline)). Historically, the Division staff has commented through the review process that the proxy statement describing a proposed plan of liquidation must disclose that contract owners can transfer to another fund prior to the liquidation, and that a “default” fund must be designated to which proceeds would be allocated for those contract owners who remain in the liquidating fund. (See Underlying Funds Outline at 251). The staff position in allowing shareholders to vote on a liquidation without treating the transaction as a substitution is apparently predicated on no-action assurances in several instances in which variable product contract owners had the right to vote on transactions that otherwise would have resulted in substitutions, based on the fact that such owners have the right to vote on the transactions. (See Northwestern National Life Ins. Co. (pub. avail. April 10, 1995); Bankers Security Life Ins. Society (pub. avail. July 11, 1991); and Northwestern National Life Ins. Co. (pub. avail. April 27, 1990)). For a more detailed discussion of the staff’s position, see the Underlying Funds Outline, cited above.

In this case, the selection of a money market fund as a default investment option for contract owners who do not transfer to another fund prior to the liquidation of the Absolute Return Portfolio was made by Pacific Life Insurance Company and Pacific Life & Annuity Company (collectively, “Pacific Life”). Neither the Absolute Return Portfolio nor the Board of Trustees of the Trust participated in that selection.

Pacific Life has informed the Trust that its rationale for selecting a money market fund is in part predicated on the Division staff’s former position: the staff formerly commented that the default fund be a type of fund that could serve as a temporary “parking place” such as a money market fund or a fund as close to a money market fund as practical, and Division officials including Susan Nash and William Kotapish stated this position publicly at many conferences. (See Underlying Funds Outline at 251). More recently, the staff has allowed a default fund to be a fund whose strategies are comparable to those of the fund that is seeking liquidation. (Id.) However, Pacific Life has informed the Trust that none of the other funds available to contract owners under the pertinent variable contracts have investment strategies sufficiently comparable to those of the Absolute Return Portfolio. Accordingly, Pacific Life determined that a money market fund would be an appropriate default investment option for contract owners who do not transfer to another fund prior to liquidation.

4.	Comment: On page 5 of the proxy statement, in the section titled “Reasons for the Liquidation”, you define and then use the term “Allocation Funds” to refer to series of the Trust that seek to achieve their investment goals by investing in other funds of the Trust, but you also occasionally use the term “Portfolio Optimization Portfolios” to refer to those series. For clarity, please use consistent terms.

Response: The proxy statement has been amended accordingly.

5.	Comment: Please include an estimate of the brokerage expenses related to the liquidation of the Liquidating Fund (or explain why providing such an estimate is not feasible).

Response: Since the Liquidating Fund invests in debt and derivative instruments, the Fund is not expected to incur any brokerage commissions as a result of the liquidation. Any other transaction costs would be immaterial to the Liquidating Fund. The proxy statement has been amended accordingly.

6.	Comment: In the section titled “Summary of the Plan of Liquidation”, you indicate that the summary provided “…is qualified in its entirety by reference to the Plan.” The proxy statement should summarize all material terms of the Plan of Liquidation. Therefore, please delete the phrase “in its entirety” from the above-referenced disclosure.

Response: The proxy statement has been amended accordingly.

7.	Comment: In the section titled “Solicitation of proxies” please describe the material terms of the investment adviser’s contract with AST Fund Solutions, or confirm that the material terms have been disclosed. Please also provide an estimate of other costs of the proxy solicitation.

Response: The proxy statement has been amended accordingly.

Sincerely,

/s/ Robin S. Yonis

Cc:	Anthony Zacharski, Dechert LLP
Domenick Pugliese, Schiff Hardin